UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México appoints Ricardo Alonso Fernández as Deputy General Director of Risk.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 29, 2018

Item 1

BANCO SANTANDER MÉXICO APPOINTS RICARDO ALONSO FERNÁNDEZ AS

DEPUTY GENERAL DIRECTOR OF RISK

Mexico City, Mexico, May 29, 2018 – Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banks in Mexico, announced today the appointment of Ricardo Alonso Fernandez as Deputy Director of Risk effective June 2018, subject to the corresponding regulatory authorizations, and reporting to Mr. Héctor Grisi Checa.

Ricardo Alonso Fernandez joined Banco Santander, S.A. (Parent Company) in 1994 in the area of Risk Analysis within Corporate Banking, and until 2007 held several positions in the Global Corporate Banking Division (formerly Wholesale Banking). From 2007 through 2011 he headed Institutional Banking within the Retail Banking Division. From 2011 to 2017 he held several positions in the Risk Division, most recently as Deputy Chief Credit Officer. He holds a Law Degree from Deusto University in Spain and a Diploma in Business Specialties from the same university. He also holds a degree in Political Sciences from the Universidad Nacional de Educación a Distancia, also in Spain.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2018, Banco Santander México had total assets of Ps.1,288 billion under Mexican Banking GAAP and more than 15.8 million customers. Headquartered in Mexico City, the Company operates 1,375 branches and offices nationwide and has a total of 17,829 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Banco Santander México